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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. on August 16, 2023: Navigator Holdings Ltd. Second Quarter 2023 Results (Unaudited)
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	By:	/s/ Mads Peter Zacho
August 16, 2023	Name:	Mads Peter Zacho
	Title:	Chief Executive Officer
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 Exhibit 1

Navigator Holdings Ltd. Preliminary Second Quarter 2023 Results
(Unaudited)
Highlights
•On August 15, 2023, the Board declared a cash dividend of $0.05 per share of the common stock of Navigator Holdings Ltd. (the "Company", “Navigator”,"we", "our" and "us") (NYSE: NVGS), for the quarter ended June 30, 2023 (the “Dividend”). The Dividend will be payable on September 22, 2023, to all shareholders of record as of the close of business New York time on September 8, 2023 which would have equated to a quarterly dividend payment of $3.7 million.
•As part of the Capital Return Policy for the quarter ended June 30, 2023, Navigator expects to repurchase approximately $3.0 million of the Company’s common stock (the “Share Repurchases”) between now and the quarter ending September 30, 2023, subject to operating needs, market conditions and other circumstances, such that the Dividend and Share Repurchases together equal 25% of net income for the quarter ended June 30, 2023
•The company reported operating revenue of $135.3 million for the three months ended June 30, 2023, compared to $123.9 million for the three months ended June 30, 2022.
•Net Income attributable to stockholders' of Navigator Holdings Ltd. was $26.6 million for the three months ended June 30, 2023, compared to $14.0 million for the three months ended June 30, 2022.
•Earnings per share was $0.36 for the three months ended June 30, 2023, compared to $0.18 for the three months ended June 30, 2022. Adjusted Earnings per share, to exclude profit from vessel sales and unrealized gains or losses on non-designated derivative instruments was $0.25 for the three months ended June 30, 2023, compared to $0.14 for the three months ended June 30, 2022.
•Adjusted EBITDA(1) was, since the Company's IPO in 2013, a record $69.3 million for the three months ended June 30, 2023, compared to $55.0 million for the three months ended June 30, 2022.
•Fleet utilization increased to 89.0% for the three months ended June 30, 2023, compared to 87.4% for the three months ended June 30, 2022.
•Average daily time charter equivalent ("TCE") rate was $27,241 for the three months ended June 30, 2023, compared to $24,633 for the three months ended June 30, 2022.
•The Ethylene Export Terminal had throughput volumes during the second quarter of 2023 totaling 277,582 metric tons, compared to 268,444 metric tons during the second quarter of 2022. in line with the quarterly nameplate capacity of 250,000 tons.
•On May 2, 2023, the Company sold and delivered its vessel, Navigator Orion, a 2000-built 22,085 cbm ethylene capable semi-refrigerated handysize carrier to a third party for $20.9 million and generating a profit of sale of approximately $4.9 million.
•On June 20, 2023, the Company announced the signing of a non-binding memorandum of understanding (the “MoU”) with Bumi Armada Berhad (“Bumi Armada”), one of the world’s largest floating infrastructure operators, to establish a joint venture company to provide CO2 shipping and injection solutions in the United Kingdom (the “Bluestreak CO2 Joint Venture”) and that would provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line with the United Kingdom’s Industrial Decarbonisation Strategy. The transaction is subject to the execution of definitive documentation, approvals by the boards of directors of both parties, applicable regulatory approvals and other customary conditions. There can be no assurance that definitive documentation for the joint venture will be executed or that the joint venture will be completed on the terms anticipated or at all.

Ethylene Export Terminal
The Ethylene Export Terminal had a throughput during the second quarter of 2023 totaling 277,582 metric tons, compared to 268,444 metric tons during the second quarter of 2022.

We, together with our joint venture partner have agreed to the Terminal Expansion Project, which is expected to increase the export capacity from approximately one million tons per year to at least approximately 1.55 million tons (up to a maximum of approximately three million tons per year. Long lead items have already been ordered and construction which is expected to be completed in the second half of 2024, has commenced. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $120-$130 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt. On April 28, 2023 we made the first capital contribution of $9.0 million towards the project with the second capital contribution of $9.0 million due on August, 18, 2023.

Shipping Trends
The handysize segment has continued its robust performance from the first quarter through the second quarter of 2023.

Utilization across the fleet decreased from 96% in the first quarter of 2023 to 89% through the second quarter of 2023. The decrease is a result of markets coming out of a seasonally busy and stronger winter period. The handysize 12-month market assessment for semi-refrigerated and fully refrigerated vessels decreased by $7,000 per calendar month (“pcm”) down to $750,000 pcm and the handysize ethylene market assessment increased by $26,000 pcm up to $976,000 pcm.

Approximately 65% of the ethylene volume had an Asian destination in the first quarter, with the balance of the volume going to Europe. During the second quarter the ethylene volume going to Asia reduced to about 46%, with an increased volume of 46% going to Europe and the balance of 8% to South American or Middle Eastern destinations. The reduction in Asia-bound volumes had a softening effect on the freight market.

We have 31 vessels engaged in Time Charters ("TC") and 11 vessels on spot and contracts of affreightment ("CoA"). On June 30, 2023, we had 42% of our ship days covered on Time Charter. Midsize and Fully-Ref vessels are fully employed on Time-Charter, with Semi-Ref and Ethylene capable vessels split across TC and spot.

The fleet has historically experienced summer seasonality with softer utilization compared to the winter period. This year however, the market conditions are providing a stronger backdrop compared to what we have experienced during similar periods for the last years. Our utilization for July 2023 is above the 90% mark which indicates continuation of the positive market fundamentals.

Reconciliation of Non-GAAP Financial Measures
The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended June 30, 2023 and 2022:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
	(in thousands)		(in thousands)
Net income	$14,370	$27,495	$41,764	$46,345
Net interest expense	$11,359	$15,720	$22,235	$28,475
Income taxes	$671	$1,984	$1,064	$3,149
Depreciation and amortization	$31,477	$32,190	$62,819	$64,021
EBITDA(1)	$57,877	$77,390	$127,882	$141,991
Profit from sale of vessel	—	$4,941		4,941
Unrealized (loss) / gain on non-designated derivative instruments	$(5,346)	$3,195	$9,896	$(1,056)
Foreign currency exchange loss/(gain) on senior secured bonds	$8,218	—	$7,441	$—
Adjusted EBITDA(1)	$55,005	$69,254	$110,545	$143,047

1EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit on sale of vessel, unrealized gain or loss on non-designated derivative instruments and foreign currency exchange gain or loss on senior secured bonds.
Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

Navigator Holdings Ltd. Announces Date for the Release of second Quarter 2023 Results and Zoom

Tomorrow, Thursday, August 17, 2023 at 10:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Zoom Conference Call Details
Participants should register for the conference call and slide presentation through the following link:
https://us06web.zoom.us/webinar/register/WN_xWy-7EZlQ_yO-v8h-Nb3LA#/registration

Or join by phone:
United States:             +1 929 205 6099
United Kingdom:         +44 330 088 5830
For a full list of US and international numbers available, please click on the link below:
International Dial-in numbers
Webinar ID: 836 5950 7387
Passcode: 280346

The conference call and slide presentation will be available for replay on Navigator’s website www.navigatorgas.com under Key Dates and All Reports in the Investors Centre section.

Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). To listen to the live and archived audio file, visit our website www.navigatorgas.com and click on Key Dates under our Investors Centre page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Navigator Gas
Attention: Investor Relations Department - investorrelations@navigatorgas.com or randy.giveans@navigatorgas.com

Houston:     333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 770022. Tel: +1 713 373 6197.
London:    10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850
About Us
We are the owner and operator of 56 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel through a joint venture. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Unaudited Results of Operations for the Three months ended June 30, 2023 Compared to the Three months ended June 30, 2022
The following table compares our operating results for the three months ended June 30, 2022 and 2023:

	Three months ended June 30, 2022	Three months ended June 30, 2023	Percentage Change
	(in thousands, except percentages)
Operating revenues	$105,875	$122,120	15.3%
Operating revenues – Unigas Pool	11,389	13,060	14.7%
Operating revenues – Luna Pool collaborative arrangements	6,653	155	(97.7)%

Total operating revenue	123,917	135,335	9.2%

Expenses, net:
Brokerage commission	1,569	1,735	10.6%
Voyage expenses	20,804	18,604	(10.6)%
Voyage expenses – Luna Pool collaborative arrangements	6,950	514	(92.6)%
Vessel operating expenses	38,628	42,999	11.3%
Depreciation and amortization	31,477	32,190	2.3%
General and administrative costs	7,827	8,223	5.1%
Profit from sale of vessel	—	(4,941)	-
Other income	(109)	—	100.1%
Total operating expenses	107,146	99,324	(7.3)%

Operating Income	16,771	36,011	114.7%
Other income/(expense)
Foreign currency exchange gain on senior secured bond	8,218	—	(100.0)%
Unrealized (loss) / gain on non-designated derivative instruments	(5,346)	3,195	(159.8)%
Interest expense	(11,471)	(17,016)	48.5%
Interest income	112	1,296	1057.1%

Income before taxes and share of result of equity method investments	8,284	23,486	183.5%
Income taxes	(671)	(1,984)	195.7%
Share of result of equity method investments	6,757	5,993	(11.3)%

Net Income	14,370	27,495	91.3%
Net income attributable to non-controlling interest	(348)	(889)	155.5%
Net Income attributable to stockholders' of Navigator Holdings Ltd.	$14,022	$26,606	89.7%

Operating Revenues. Operating revenues, net of address commissions, was $122.1 million for the three months ended June 30, 2023, an increase of $16.2 million or 15.3% compared to $105.9 million for the three months ended June 30, 2022. This increase was primarily due to:
•    an increase in operating revenues of approximately $9.7 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $27,241 per vessel per day ($828,583 per vessel per calendar month) for the three months ended June 30, 2023, compared to an average of approximately $24,633 per vessel per day $749,244 per vessel per calendar month) for the three months ended June 30, 2022;
•     an increase in operating revenues of approximately $1.9 million attributable to an increase in fleet utilization, which rose to 89.0% for the three months ended June 30, 2023, compared to 87.4% for the three months ended June 30, 2022;
•    an increase in operating revenues of approximately $6.8 million attributable to a 317 day increase in vessel available days, or 8.02% for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. This increase was in part as a result of the acquisition of five additional handysize vessels by the Navigator Greater Bay Joint Venture during the three months ended June 30, 2023 and in part as a result of fewer vessels in drydock for the three months ended June 30, 2023, compared to the three months ended June 30, 2022.
•    a decrease in operating revenues of approximately $2.2 million primarily attributable to a decrease in pass through voyage costs for the three months ended June 30, 2023, compared to the three months ended June 30, 2022.

The following table presents selected operating data for the three months ended June 30, 2022, and 2023, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture.

	Three months ended June 30, 2022	Three months ended June 30, 2023
Fleet Data:
Weighted average number of vessels	44.0	47.2
Ownership days	4,004	4,296
Available days	3,951	4,268
Earning days	3,454	3,800
Fleet utilization	87.42%	89.03%
Average daily time charter equivalent rate	$24,633	$27,241
*    Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.
Reconciliation of Operating Revenues to TCE rate
The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended June 30, 2022	Three months ended June 30, 2023
*	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$105,875	$122,120
Voyage expenses	(20,804)	(18,604)
Operating revenue less Voyage expenses	85,071	103,516

Earning days	3,454	3,800
Average daily time charter equivalent rate	$24,633	$27,241
*Operating revenues and voyage expenses excluding collaborative arrangements and Unigas pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $13.1 million for the three months ended June 30, 2023 compared to $11.4 million for the three months ended June 30, 2022 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers' fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $0.2 million for the three months ended June 30, 2023, compared to $6.7 million for the three months ended June 30, 2022 and represents our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by the Navigator Greater Bay Joint Venture. This decrease was primarily as a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.2 million or 10.6% to $1.7 million  for the three months ended June 30, 2023, from $1.6 million for the three months ended June 30, 2022, primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses. Voyage expenses decreased by $2.2 million or 10.6% to $18.6 million  for the three months ended June 30, 2023, from $20.8 million  for the three months ended June 30, 2022. These voyage expenses are pass through costs, corresponding to a decrease in operating revenues of the same amount.
Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $0.5 million for the three months ended June 30, 2023, compared to $7.0 million for the three months ended June 30, 2022. These voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by both our vessels and those of the Navigator Greater Bay Joint Venture in the pool This decrease was primarily as a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on April 13, 2023.

Vessel Operating Expenses. Vessel operating expenses increased by $4.4 million or 11.3% to $43.0 million  for the three months ended June 30, 2023, from $38.6 million for the three months ended June 30, 2022. Average daily vessel operating expenses increased by $432 per vessel per day, or 5.4%, to $8,500 vessel per day for the three months ended June 30, 2023, compared to $8,009 per vessel per day for the three months ended June 30, 2022.
Depreciation and Amortization. Depreciation and amortization increased by $0.7 million or 2.3% to $32.2 million for the three months ended June 30, 2023 from $31.5 million  for the three months ended June 30, 2022. This increase was primarily as a result of the acquisition of five additional handysize vessels by the Navigator Greater Bay Joint Venture offset by the sale of Navigator Orion during the three months ended June 30, 2023 . Depreciation and amortization included amortization of capitalized drydocking costs of $4.4 million and $4.2 million for the three months ended June 30, 2023 and 2022, respectively.
General and Administrative Costs. General and administrative costs increased by $0.4 million  or 5.1% to $8.2 million for three months ended June 30, 2023, from $7.8 million for the three months ended June 30, 2022.
Profit from Sale of Vessel. Profit from sale of vessel for three months ended June 30, 2023 was $4.9 million and related to the sale of the vessel, Navigator Orion on May 2, 2023. No vessels were sold for the three months ended June 30, 2022.

Non-operating Results
Foreign Currency Exchange Gain on Senior Secured Bonds.  The Norwegian Kroner 2018 Bonds were repaid in December 2022 and no exchange gains and losses were recorded for the three months ended June 30, 2023. A foreign currency exchange gain of $8.2 million was incurred for the three months ended June 30, 2022 as a result of the Norwegian Kroner weakening against the U.S. Dollar,

Unrealized Gains/ (Losses) on Non-designated Derivative Instruments. The unrealized gain of $3.2 million  on non-designated derivative instruments for the three months ended June 30, 2023 relates to the fair value gain of our interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of an increase in forward U.S. Libor and SOFR rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. There was an unrealized loss on non-designated derivative instruments of $5.3 million for the three months ended June 30, 2022, which primarily related to the fair value gain of our interest rate swaps of $4.5 million as a result of increase in forward U.S. Libor rates offset by a loss in our cross-currency interest rate swap of $9.8 million, which was due to the weakening of the Norwegian Kroner against the U.S. Dollar.
Interest Expense. Interest expense increased by $5.5 million, or 48.5%, to $17.0 million  for the three months ended June 30, 2023, from $11.5 million for the three months ended June 30, 2022. This is primarily as a result of increases in U.S. Libor and SOFR rates and a the draw down of facilities to fund the acquisition of Navigator Vega.
Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United States of America, as well as other countries around the world where we have subsidiaries. Income taxes increased to $2.0 million for the three months ended June 30, 2023, compared to $0.7 million for the three months ended June 30, 2022, primarily as a result of current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $6.0 million  for the three months ended June 30, 2023, compared to an income of $6.8 million for the three months ended June 30, 2022. This decrease is a result of lower gas prices and therefore reduced throughput rates, despite increased volumes exported through the Ethylene Export Terminal, of 277,582 tons for the three months ended June 30, 2023, compared to 268,444 tons for the three months ended June 30, 2022,
Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. The net income attributable to the financial institution was $0.3 million and is presented as the non-controlling interest in our financial results for both the three months ended June 30, 2023 and 2022.
In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $0.6 million is presented as the non-controlling interest in our financial results for the three months ended June 30, 2023.

Our Fleet

The following table sets forth our vessels as of August 15, 2023:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	—	—	—
Navigator Saturn*	2000	22,085	Spot Market	Ethane	—
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2023
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethane	December 2023
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Spot Market	Ethylene	—
Navigator Vega*	2019	22,000	Time Charter	Ethane	October 2023

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2024
Navigator Capricorn	2008	20,750	Drydock	—	—
Navigator Gemini	2009	20,750	Spot Market	Butadiene	—
Navigator Pegasus	2009	22,200	Time Charter	Propylene	December 2023
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	September 2024
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2024

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Navigator Taurus	2009	20,750	Time Charter	Ammonia	January 2024
Navigator Virgo	2009	20,750	Spot Market	LPG	—
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	Time Charter	LPG	August 2023
Adriatic Gas	2015	22,000	Time Charter	LPG	November 2023
Balearic Gas	2015	22,000	Spot Market	LPG	—
Celtic Gas	2015	22,000	Spot Market	Butadiene	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2024
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2024
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2024
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2024
Bering Gas	2016	22,000	—	—	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2024
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2024
Arctic Gas	2017	22,000	—	—	—
Pacific Gas	2017	22,000	Time Charter	LPG	November 2023

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2024
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2023
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2024
Navigator Global	2011	22,500	Time Charter	LPG	August 2023
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2024
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

* denotes our owned vessels that operate within the Luna Pool
** denotes our owned vessels that operate within the independently managed Unigas Pool

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended June 30, (in thousands except share and per share data)
	2022	2023
Revenues
Operating revenues	$105,875	$122,120
Operating revenues – Unigas Pool	11,389	13,060
Operating revenues – Luna Pool collaborative arrangements	6,653	155
Total operating revenue	123,917	135,335
Expenses
Brokerage commission	1,569	1,735
Voyage expenses	20,804	18,604
Voyage expenses – Luna Pool collaborative arrangements	6,950	514
Vessel operating expenses	38,628	42,999
Depreciation and amortization	31,477	32,190
General and administrative costs	7,827	8,223
Profit from sale of vessel	—	(4,941)
Other income	(109)	—
Total operating expenses	$107,146	$99,324
Operating Income	$16,771	$36,011
Other income/(expense)
Foreign currency exchange gain on senior secured bond	8,218	—
Unrealized (loss) / gain on non-designated derivative instruments	(5,346)	3,195
Write off of deferred financing costs	—	—
Interest expense	(11,471)	(17,016)
Interest income	112	1,296
Income before taxes and share of result of equity method investments	$8,284	$23,486
Income taxes	(671)	(1,984)
Share of result of equity method investments	6,757	5,993
Net Income	$14,370	$27,495
Net income attributable to non-controlling interest	(348)	(889)
Net Income attributable to stockholders' of Navigator Holdings Ltd.	$14,022	$26,606
Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.18	$0.36
Diluted:	$0.18	$0.36
Weighted average number of shares outstanding:
Basic:	77,265,022	73,745,894
Diluted:	77,582,824	74,329,162

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended June 30, 2022	Six months ended June 30, 2023
	(in thousands)
Cash flows from operating activities
Net income	$41,764	$46,345
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gains)/losses on non-designated derivative instruments	(9,896)	1,056
Depreciation and amortization	62,819	64,021
Payment of drydocking costs	(7,792)	(4,327)
Amortization of share-based compensation	476	609
Amortization of deferred financing costs	1,964	1,937
Share of result of equity method investments	(13,260)	(11,296)
Profit from sale of vessel	(358)	(4,941)
Unrealized foreign exchange loss on senior secured bonds	(7,441)	—
Other unrealized foreign exchange gain/(loss)	1,282	(133)
Changes in operating assets and liabilities
Accounts receivable	7,306	(5,258)
Insurance claim receivable	(1,927)	(3,751)
Bunkers and lubricant oils	(1,821)	(2,147)
Accrued income and prepaid expenses and other current assets	(7,894)	(1,355)
Accounts payable, accrued interest, accrued expenses and other liabilities	(4,492)	1,260
Amounts due to related parties	(775)	(10,748)
Net cash provided by operating activities	59,955	71,272
Cash flows from investing activities
Additions to vessels and equipment	(1,082)	(191,727)
Contributions to equity method investments	—	(9,000)
Distributions from equity method investments	14,150	16,934
Purchase of other property, plant and equipment	(36)	(129)
Net proceeds from sale of vessels	26,449	20,720
Insurance recoveries	871	2,601
Net cash provided by/(used in) investing activities	40,352	(160,601)
Cash flows from financing activities
Proceeds from secured term loan facilities	—	323,561
Issuance costs of secured term loan facilities	—	(3,548)
Repurchase of share capital	—	(44,594)
Repayment of vessel financing to related parties	(3,287)	(3,439)
Repayment of secured term loan facilities and revolving credit facilities	(68,777)	(183,299)
Cash received from non-controlling interest	—	27,266
Net cash (used in)/provided by financing activities	(72,064)	115,947
Effect of exchange rate changes on cash, cash equivalent and restricted cash	(1,250)	574
Net increase in cash, cash equivalents and restricted cash	26,993	27,192
Cash, cash equivalents and restricted cash at beginning of period	124,223	153,194
Cash, cash equivalents and restricted cash at end of period	$151,216	$180,386
Supplemental Information
Total interest paid during the period, net of amounts capitalized	$16,586	$26,236
Total tax paid during the period	$830	$1,004

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2022	June 30, 2023
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$153,194	$180,386
Accounts receivable, net of allowance for credit losses	$18,245	$23,503
Accrued income	$9,367	$9,540
Prepaid expenses and other current assets	$21,152	$23,965
Bunkers and lubricant oils	$8,548	$10,695
Insurance receivable	$1,452	$2,602
Amounts due from related parties	$16,363	$27,111
Total current assets	$228,321	$277,802
Non-current assets
Vessels, net	$1,692,494	$1,810,517
Property, plant and equipment, net	$198	$82
Intangible assets, net of accumulated amortization of $584 (December 31, 2022 $509)	$239	$251
Equity method investments	$148,534	$151,896
Derivative assets	$21,955	$20,899
Right-of-use asset for operating leases	$3,625	$3,368
Prepaid expenses and other non-current assets	$1,372	$—
Total non-current assets	$1,868,417	$1,987,013
Total assets	$2,096,738	$2,264,815
Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$99,009	$119,694
Current portion of operating lease liabilities	$219	$238
Accounts payable	$7,773	$10,207
Accrued expenses and other liabilities	$24,708	$21,166
Accrued interest	$4,211	$4,007
Deferred income	$23,108	$24,837
Amounts due to related parties	$595	$1,419
Total current liabilities	$159,623	$181,568
Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	$608,338	$726,065
Senior unsecured bond, net of deferred financing costs	$98,943	$99,140
Operating lease liabilities, net of current portion	$4,032	$4,184
Deferred tax liabilities	$4,250	$6,098
Amounts due to related parties	$48,140	$44,701
Total non-current liabilities	$763,703	$880,188
Total Liabilities	$923,326	$1,061,756
Commitments and contingencies
Stockholders’ equity
Common stock—$0.01 par value per share;400,000,000 shares authorized; 73,502,021 shares issued and outstanding, (December 31, 2022: 76,804,474)	769	736
Additional paid-in capital	798,188	798,797
Accumulated other comprehensive loss	(463)	(411)
Retained earnings	364,000	364,796
Total Navigator Holdings Ltd. stockholders’ equity	1,162,494	1,163,918
Non-controlling interest	10,918	39,141
Total equity	1,173,412	1,203,059
Total liabilities and stockholders’ equity	$2,096,738	$2,264,815

NAVIGATOR HOLDINGS LTD.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:
future operating or financial results;
•    pending acquisitions, business strategy and expected capital spending;
•    operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•    fluctuations in currencies and interest rates;
•    general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•    our ability to continue to comply with all our debt covenants;
•    our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•    estimated future capital expenditures needed to preserve our capital base;
•    our expectations about the availability of vessels to purchase, or the useful lives of our vessels;
•    our continued ability to enter into long-term, fixed-rate time charters with our customers;
•    our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•    the impact of the Russian invasion of Ukraine;
•    changes in governmental rules and regulations or actions taken by regulatory authorities;
•    global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;
•    potential liability from future litigation;
•    our expectations relating to share repurchases and the payment of dividends;
•    our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•our expectations regarding the financial success of the Ethylene Export Terminal and our related Export Terminal Joint Venture and our expectations regarding the completion of construction and financing, and the financial success of the Terminal Expansion Project;
•our expectations regarding the financial success of our Luna Pool collaborative arrangement and our Navigator Greater Bay Joint Venture; and
•other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.
All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial